Contact

www.linkedin.com/in/nilsbunde (LinkedIn)
www.spicewater.com (Other)

Top Skills

Strategy
Brand Development
Marketing

Nils Bunde

Co-Founder at Radar4.ai
Scottsdale

Summary

Radar is #1 in Human Intelligence Optimization
We're an agile A.I.-driven human intelligence system that turns messy, time-consuming, ad hoc problem solving into a lightning-fast, easy-to-use process of Ask, Chat, Solve.

Spamming everyone in your company as you look for the right expert to answer your question is annoying, messy, and a huge waste of time.

With Radar, get connected to your expert instantly.

Experience

Radar (Radar4.ai)

Co-Founder
April 2021 - Present (1 year 1 month)

Radar is #1 in Human Intelligence Optimization, connecting need to knowledge 10x faster.
People are your most valuable technology. We're an agile A.I.-driven human intelligence system that turns messy, time-consuming, problem solving into a lightning-fast, easy-to-use process of Ask, Chat, Solve.

Spamming everyone in your company as you look for the right expert to answer your question is annoying, messy, and a huge waste of time.

With Radar, get connected to your expert instantly.

Spicewater

7 years

Investor
December 2018 - Present (3 years 5 months)
Greater New York City Area

Recapitalizing and restructuring the organization to bring the delicious flavors of Spicewater back to the market.

If you're an investor in Food & Beverage and, for informational purposes only, would like to chat, please feel free to contact me.

President

2015 - December 2018 (3 years)

Greater New York City Area

I leveraged an opportunity to found and manage the day-to-day operations of a unique and functional beverage line. Obtained high-quality ingredients from a global network of vendors, exporters, and shippers of spices. Generated business revenue through the formulation and execution of omnichannel business strategies. Managed diverse programs associated with design, marketing, and social media. Adapted to increasing consumer demands via end-to-end supply chain management.

⇨ Some of my key contributions to this role include the following:

★ Grew company from zero revenue and sold majority stake within two years.
★ Enhanced spice quality through strategic identification and engagement with international suppliers, exporters, and shippers.
★ Established programs that expanded social media presence by 850% over 12 months.

OneAccord

Principal

May 2020 - April 2021 (1 year)

OneAccord helps small and mid-market companies rapidly increase their trajectory of revenue growth.

Wherever you are in the life of your business, we’ve been there. We are made up of individuals who have founded, built, and sold our own companies. As former CEOs, C-level executives, business owners, and entrepreneurs we understand how to make a business successful.

We work shoulder-to-shoulder with business owners to fix broken companies, make good companies great, and turn great companies into lasting legacies.

How do we do this?

We not only design revenue engines, we build and deploy them, and work alongside our clients to train the team, and equip leadership to execute strategies successfully.

We concentrate on 5 key industry groups:
· Consumer / food and beverage
· Healthcare products and services
· Business and tech services
· Manufacturing and distribution
· Aerospace and industrials

Our differentiators:
• Experience leading privately held companies
• Principled processes
• Extensive industry expertise
• Values-based client commitment

OneAccord Capital

Our OneAccord Capital division serves as a trusted advisor to provide clients with sell-side M&A representation and expert advice on preparing for a business transition, sale, or recapitalization event. This division also maintains Solomons Fund, an investment fund founded with the purpose of acquiring companies with an EBITDA of $1 million to $2.5 million. OneAccord Capital takes a values-based approach to acquiring businesses by preserving legacy, caring for employees and communities, and providing long-term capital to fund business transition and growth.

OneAccord: Building Value, Built On Values

Arizona State University
Consultant - Brand Strategy Development & Management
February 2019 - May 2020 (1 year 4 months)
Tempe, Arizona

Drawing from my expertise to provide subject matter expertise in the development of naming, brand vision, positioning, and messaging for new Health Futures Institute. Oversee the preparation of a brand style guide focused on increased awareness and stakeholder engagement. Identify and optimize marketing and business development opportunities utilizing a multi-

channel marketing plan. Develop and implement brand strategies supporting the launch of NewSpace's MILO Institute as well as the public offering of MILO into the international space sciences community.

⇨ Some of my key contributions to this role include the following:

★ Championed the development of effective brand stories and marketing strategies.
★ Introduced and activated a portfolio of digital and traditional assets driving messaging efforts focused on Blue Origin, NASA, and countries in the Middle East, Africa, and Asia.

Brainforest, Inc.
CEO and President
1995 - 2016 (21 years)
Greater Chicago Area

I guaranteed maximum efficiency and margins, in addition to increasing billings per client annually, by fostering solid customer relationships and tracking all facets of business on a regular basis. Collaborated closely with numerous clients, such as Aon, Ariba, BlackBerry, Macy's, PR Newswire, University of Chicago, and Inova Health System. Implemented key, enterprise-wide business initiatives with global impact, as well as offered business strategies for significant organizational advancement, while cooperating directly with CEOs, CMOs, and other executive leadership members. Oversaw business development, pipeline generation, sales, and marketing functions. Interviewed, selected and trained cross-functional staff.

⇨ Some of my key contributions to this role include the following:

★ Founded and grew the agency from zero revenue to annual revenues of $3M+ in services with profit margins of 12%+.
★ Selected to develop global brand repositioning efforts for Blackberry impacting 35 global markets with diverse audiences.

Education

Minnesota State University, Moorhead
Bachelor of Fine Arts (B.F.A.), Design